Ordinary General Meeting and
Extraordinary Meeting of Shareholders
of Sequans Communications
Date:     June 30, 2025
See Voting Instruction On Reverse Side.

Please make your marks like this: x Use pen only

	For	Against	Abstain
Ordinary Matters
1. Approval of the statutory financial statements for the year ended December 31, 2024..
2. Approval of the consolidated financial statements for the year ended December 31, 2024.
3. Allocation of net profit for the year ended December 31, 2024.
4. Related-party agreements.
5. Approval of the compensation plan for non-executive directors.
6. Renewal of Mr. Richard Nottenburg as director.
7. Acknowledgement of end of term of Mr. Dominique Pitteloud and nomination of Mr. Jason Cohenour as director
Extraordinary Matters
8. Acknowledgment of the reconstitution of equity to be more than half of the share capital at December 31, 2024.
9. Setting of the age limit of the chairman of the Board of Directors.
10. Issuance of stock subscription warrants to subscribe up to 2,520,000 ordinary shares (representing, to date, 252,000 ADS); establishing the conditions for exercising the stock warrants and adoption of an issuance agreement; revocation of shareholders’ preemptive subscription rights in favor of Ms. Maria Marced Martin and Messrs. Jason Cohenour, Wesley Cummins, Yves Maitre, Richard Nottenburg, Hubert de Pesquidoux, and Zvi Slonimsky; powers to be granted to the Board of Directors.

11. Authorization granted to the Board of Directors to grant stock subscription options to employees and management of the Company and of its subsidiaries, and revocation of shareholders’ preemptive subscription rights in favor of the beneficiaries of such options; conditions attached to such authorization; powers to be granted to the Board of Directors.

12. Authority delegated to the Board of Directors to issue stock subscription warrants reserved to a specific class of persons and revocation of shareholders’ preemptive subscription rights in favor of such class.

13. Authorization granted to the Board of Directors to issue restricted free shares to employees and management of the Company and of its subsidiaries, and revocation of shareholders’ preemptive subscription rights in favor of the holders of such restricted free shares; conditions attached to such authorization; powers to be granted to the Board of Directors.

14. Setting an overall ceiling of 12,000,000 ordinary shares (representing, to date, 1,200,000 ADS) for issues of stock subscription options, stock subscription warrants and restricted free shares granted pursuant to resolutions 11, 12 and 13 of this general shareholders’ meeting.

15. Authority delegated to the Board of Directors to carry out a capital increase up to a maximum nominal amount of €70,000,000 by issuing shares and/or securities that confer rights to the Company's equity and or to securities that confer the right to an allotment of debt securities, reserved to specific classes of persons and revocation of preemptive subscription rights in favor of such classes, and to amend the terms of any debt securities issued under this or prior delegations authorized by the shareholders.

16. Delegation of authority to the Board of Directors to proceed to a reduction of the share capital by buying back shares in view of their cancellation, with terms and timing to be decided by the Board of Directors.

17. Authority delegated to the Board of Directors to decide to increase the share capital by issuing shares reserved for employees and revocation of preemptive subscription rights in favor of such employees.

18. Amendment to article 3 ("Corporate Purpose") of the Company by-laws.
19. Powers and formalities

The Board of Directors recommends that you vote “FOR” proposals 1-16 and 18-19 and “AGAINST” proposal 17 reflected in the agenda items listed above.

Authorized Signatures - This section must be
completed for your instructions to be executed.

_____________________ __________________________
Please Sign Here         Please Date Above
_____________________________________ _________________________
Please Sign Here         Please Date Above

Ordinary General Meeting and Extraordinary Meeting
of Shareholders of Sequans Communications
to be held June 30, 2025
For Holders as of May 16, 2025

INTERNET                            TELEPHONE
1-866-858-9176
www.proxypush.com/SQNS
• Cast your vote online.            OR            • Use any touch-tone telephone.
• Have your Proxy Card ready.                    • Have your Proxy Card ready.
• Follow online instructions to record your vote            • Follow the simple recorded instructions

MAIL

OR
• Mark, sign and date your Proxy Card ready.
• Fold and return your Proxy Card in the postage-paid envelope provided

All votes must be received by 12:00 P.M. (Noon) Eastern time on June 26, 2025

PROXY TABULATOR FOR
SEQUANS COMMUNICATIONS
P.O. BOX 8016
CARY, NC 27512-9903

Sequans Communications
Instructions to The Bank of New York Mellon, as Depositary
(All votes must be received by 12:00 P.M. (Noon) Eastern time on June 26, 2025)

The undersigned registered holder of Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the number of Deposited Securities underlying Depositary Shares evidenced by Receipts registered in the name of the undersigned on the books of the Depositary as of the close of business May 16, 2025 at the Annual Meeting of the Shareholders to be held on June 30, 2025, and any adjournments thereafter, in respect of the resolutions specified on the reverse side.

NOTE:
1. Instructions as to voting on the specified resolutions should be indicated by an “X” in the appropriate box. If no instruction is received, to the Depositary to give a discretionary proxy to a person designated by the Company.

2. The Depositary to give a discretionary proxy to a person designated by the Company with respect to that matter and the amount of deposited Shares represented by that amount of American Depositary Shares and the Depositary shall give a discretionary proxy to a person designated by the Company to vote that amount of deposited Shares as to that matter.

(Continued and to be marked, dated and signed, on the other side